SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

Advanced Accelerator Applications S.A.

(Name of Subject Company)

by

Novartis Groupe France S.A.

and

Novartis AG

(Name of Filing Persons (Offerors))

Ordinary Shares, par value €0.10 per share

(Title of Class of Securities)

F0R0DZ103

(CUSIP Number of Class of Securities)

American Depositary Shares, each of which represents 2 Ordinary Shares, par value €0.10 per share

(Title of Class of Securities)

00790T100*
(CUSIP Number of Class of Securities)

Felix R. Ehrat
Group General Counsel
Novartis AG
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

George A. Casey

George Karafotias

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Telephone: +1 (212) 848-4000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
U.S. $3,969,691,422	U.S. $494,227

(1)                                 Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Calculated by adding (a) 2,370,107 ordinary shares of Advanced Accelerator Applications S.A. (“AAA”) issued and outstanding (the “Ordinary Shares”), multiplied by U.S. $41.00, the offer price per Ordinary Share, (b) 43,072,775 American Depositary Shares of AAA (each of which represents two Ordinary Shares) issued and outstanding (each, an “ADS,” and collectively, the “ADSs”), multiplied by U.S. $82.00, the offer price per ADS, (c) 7,767,585 Ordinary Shares subject to outstanding stock options with an exercise price less than U.S. $41.00 per share, multiplied by U.S. $41.00, the offer price per Ordinary Share, (d) 376,000 Ordinary Shares subject to outstanding free shares, multiplied by U.S. $41.00, the offer price per Ordinary Share, and (e) 162,500 Ordinary Shares subject to outstanding warrants, multiplied by U.S. $41.00, the offer price per Ordinary Share.  The calculation of the filing fee is based on information provided by AAA as of December 1, 2017, with respect to the amount of Ordinary Shares and ADSs, and November 20, 2017, with respect to the amount of stock options, free shares and warrants.

(2)                                 The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:  U.S. $494,227                     Filing Party:  Novartis AG

Form or Registration No.:  Schedule TO                           Date Filed:  December 7, 2017

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

* This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing two (2) Ordinary Shares.

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 7, 2017 (together with any amendments and supplements thereto, the “Schedule TO”), relating to the offer by Novartis Groupe France S.A., a société anonyme organized under the laws of France (“Purchaser”) and a direct and indirect wholly-owned subsidiary of Novartis AG, a company organized under the laws of Switzerland (“Parent”), to purchase all of the outstanding ordinary shares, nominal value €0.10 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each of which represents two Ordinary Shares) (each, an “ADS,” and collectively, the “ADSs,” and together with the Ordinary Shares, the “Company Shares”), of Advanced Accelerator Applications S.A., a société anonyme organized under the laws of France (“AAA”), for U.S. $41.00 per Ordinary Share and U.S. $82.00 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”), as applicable.

This Amendment is being filed on behalf of Parent and Purchaser.  All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.  Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  This Amendment should be read together with the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent Items 1 through 9 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

“On January 22, 2018, Parent and Purchaser announced the results of the Offer.  The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, on January 19, 2018 (which was the end of the day on January 19, 2018).  The Ordinary Shares Agent and ADS Tender Agent have advised that, as of the Expiration Date, 93,669,093 Ordinary Shares (including Ordinary Shares represented by ADSs) were validly tendered and not properly withdrawn, representing approximately 97% of (a) all of the Ordinary Shares (including Ordinary Shares represented by ADSs) then outstanding (including any Ordinary Shares held in escrow), plus (b) all of the Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, stock appreciation rights or other rights to acquire Ordinary Shares then outstanding, regardless of whether or not then vested, plus (c) any Ordinary Shares issuable pursuant to the BioSynthema Former Owners Arrangement.  In addition, the ADS Tender Agent advised that, as of the Expiration Date, it had received properly completed Notices of Guaranteed Delivery to tender 711,834 additional Ordinary Shares (including Ordinary Shares represented by ADSs), which, when combined with the Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered and not properly withdrawn pursuant to the Offer, represents approximately 97% of (a) all of the Ordinary Shares (including Ordinary Shares represented by ADSs) then outstanding (including any Ordinary Shares held in escrow), plus (b) all of the Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, stock appreciation rights or other rights to acquire Ordinary Shares then outstanding, regardless of whether or not then vested, plus (c) any Ordinary Shares issuable pursuant to the BioSynthema Former Owners Arrangement.

The number of Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered into the Offer and not properly withdrawn (excluding Company Shares tendered pursuant to Notices of Guaranteed Delivery but not yet delivered) satisfies the Minimum Condition.  All conditions to the Offer have been satisfied, and Purchaser has accepted for payment and, on January 22, 2018, expects to promptly pay for, all Company Shares validly tendered and not properly withdrawn pursuant to the Offer.

In accordance with this Offer to Purchase, Purchaser has commenced the Subsequent Offer Period as of January 22, 2018, during which tenders of Ordinary Shares and ADSs will be accepted.  The Subsequent Offer Period will expire at 12:00 midnight, New York City time, on January 31, 2018 (which is the end of the day on January 31, 2018), unless extended.  Any Company Shares properly tendered during the Subsequent Offer Period will be immediately accepted for payment, and the holders of such Company Shares will be promptly paid the same price per Ordinary Share and ADS, as applicable, that was paid in the initial offer period of the Offer.  Purchaser will not pay any interest on the purchase price for Ordinary Shares or ADSs tendered during the initial offer period or the Subsequent Offer Period.  Company Shares tendered during the Subsequent Offer Period may not be withdrawn.  In addition, no Company Shares validly tendered during the initial offer period may be withdrawn during the Subsequent Offer Period.

The press release announcing the results of the Offer and the commencement of the Subsequent Offer Period is attached hereto as Exhibit (a)(5)(D).”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)	Press Release issued by Novartis AG on January 22, 2018.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2018

NOVARTIS GROUPE FRANCE S.A.

By:	/s/ Peter Louwagie

	Name:	Peter Louwagie
	Title:	As Attorney

By:	/s/ Benjamin Brod

	Name:	Benjamin Brod
	Title:	As Attorney

NOVARTIS AG

By:	/s/ Keren Haruvi

	Name:	Keren Haruvi
	Title:	As Attorney

By:	/s/ Jonathan Emery

	Name:	Jonathan Emery
	Title:	As Attorney

[Signature Page – Schedule TO/A]